EXHIBIT 5.1

MORRISON & FOERSTER LLP LETTERHEAD

September 18, 2003

Board of Directors
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Gentlemen:

We have acted as counsel to Essex Property Trust, Inc., a Maryland corporation (the "Company") in connection with its registration statement on Form S-3 (SEC File No. 333-108336) filed with the Securities and Exchange Commission (the "Commission") on August 28, 2003 (the "Registration Statement") relating to the public offering of securities of the Company that may be offered and sold by the Company from time to time as set forth in a prospectus, dated September 8, 2003 (the "Prospectus"), which is a part of the Registration Statement, and as may be set forth from time to time is one or more supplements to the Prospectus. This opinion letter is rendered in connection with the proposed public offering of 1,000,000 shares of the Company's 7.8125% Series F Cumulative Redeemable Preferred Stock (the "Series F Preferred Stock"), par value $0.0001 per share (the "Shares"), as described in the Prospectus and a prospectus supplement dated September 18, 2003 (the "Prospectus Supplement").

For purposes of this opinion letter, we have examined copies of the following documents (the "Documents"):

1.   The Registration Statement.

2.   The Prospectus and the Prospectus Supplement.

3.   The Series F Cumulative Redeemable Preferred Stock Purchase Agreement, dated September 18, 2003, among Essex Property Trust, Inc., and the Purchaser signatory thereto (the "Purchase Agreement").

4.   The Articles of Amendment and Restatement of the Company, as amended (the "Charter").

MORRISON & FOERSTER LLP

5. The Bylaws of the Company, as amended.

6. The Articles Supplementary pertaining to the Series F Preferred Stock.

7. Certain resolutions of the Board of Directors of the Company, adopted at a meeting held on August 27, 2003, relating to, among other things, the establishment of the Series F Preferred Stock, and the issuance and sale of the Shares and arrangements in connection therewith.

In our examination of the aforesaid Documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all of the Documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all of the Documents submitted to us as copies (including telecopies). We also have assumed that the Shares will not be issued in violation of the ownership limits contained in the Charter. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the General Corporation Law of the State of Maryland. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that, following the issuance of the Shares pursuant to the terms of the Purchase Agreement and as specified in the Prospectus Supplement, the Shares will be validly issued, fully paid and nonassessable.

This opinion letter speaks as of the date hereof and has been prepared for your use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference into the Registration Statement. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

MORRISON & FOERSTER LLP

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to this firm under the caption "Legal Matters" in the Prospectus and the Prospectus Supplement. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

Sincerely,

/s/ Morrison & Foerster LLP

Morrison & Foerster LLP